

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 11, 2007

<u>Via U.S. Mail and Fax (212) 682-0141</u>

Kenneth Torosian, Chief Financial Officer
Medialink Worldwide Incorporated
709 Third Avenue,
New York, NY 10017

> **RE: Medialink Worldwide Incorporated**
> **Form 10-K for the year ended December 31, 2005**
> **Filed on March 31, 2006**
> **File no. 0-21989**

Dear Mr. Torosian:

We have completed our review of the above filing, and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director